Exhibit 99.3

Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2026

BEIJING, March 13, 2026 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for the first six months of fiscal year 2026.

First Six Months of Fiscal 2026 Financial Highlights:

-	Total revenue increased to RMB85.0 million ($12.2 million) for the six months ended December 31, 2025, from RMB42.0 million ($5.8 million) for the same period in 2024.
-	Gross profit increased to RMB28.5 million ($4.1 million) for the six months ended December 31, 2025, from RMB13.4 million ($1.9 million) for the same period in 2024.
-	Gross margin increased to 33.5% for the six months ended December 31, 2025 from 31.7% for the same period in 2024.
-

Net loss was RMB7.2 million ($1.0 million) for the six months ended December 31, 2025, a decrease of RMB13.5 million ($1.9 million) from net loss of RMB20.7 million ($3.0 million) for the same period of 2024.

	For the Six Months Ended
	December 31,
(in RMB millions, except earnings per share; differences due to rounding)	2025		2024		Increase /(Decrease)		Percentage Change
Revenue	RMB	85.0	RMB	42.0	RMB	43.0	102.2%
Gross profit		28.5		13.4		15.1	113.2%
Gross margin		33.5%		31.7%		1.8%	—
Net loss		(7.2)		(20.7)		(13.5)	65.2%
Net loss per share – Basic and diluted		(0.61)		(2.29)		(1.68)	73.3%

Management Commentary

Mr. Shenping Yin, Founder and CEO of Recon, stated: “We are encouraged by the significant progress the Company has made during the first half of fiscal year 2026. For the six months ended December 31, 2025, Recon’s core business remained stable and achieved substantial growth, primarily driven by the successful execution of overseas oilfield projects and the recovery of domestic oilfield production activities. Furthermore, Recon remains committed to diversifying its revenue streams and seizing opportunities in the circular economy. The Company’s plastic chemical recycling project, launched in 2023, continues to progress on schedule. The project, which is expected to be fully completed by July 2026, will position Recon to capitalize on the growing demand for sustainable and recycled materials, aligning with global ESG trends and creating long-term value for shareholders.”

Mr. Yin continued, “Amid a dynamic global energy market characterized by supply-demand rebalancing and evolving industry changes, the Company has demonstrated resilience and adaptability, leveraging its core strengths to drive revenue growth while navigating operational challenges. Our focus on high-value-added services, strategic diversification, and operational excellence will continue to guide our decisions as we pursue our long-term growth objectives.”

Recon Technology remains committed to delivering innovative, reliable solutions to its customers while upholding the highest standards of corporate governance and social responsibility. The Company will continue to provide timely updates on its business progress and financial performance as it executes its strategic plan.

First Six Months Fiscal 2026 Financial Results:

Revenue

Total revenues for the six months ended December 31, 2025 were approximately RMB85.0 million ($12.2 million), an increase of approximately RMB43.0 million ($6.2 million) or 102.2% from RMB42.0 million ($6.0 million) for the same period in 2024.

-

Revenue from automation product and software increased by RMB41.4 million ($5.9 million) or 197.6%. For the six months ended December 31, 2025, the increase in revenue from automation products and software was primarily driven by the Company’s RMB44.2 million overseas oilfield projects during the period. This was a consequence of the second phase of oilfield capacity construction and the launch of a major automation service and maintenance project that we secured outside China in 2012. The growth was partially offset by a decline of RMB2.7 million in the domestic oilfield business, due to reduced maintenance efforts in the domestic market during the six months period, as our focus shifted towards overseas projects. Looking ahead, we will be making a particular shift in our personnel, moving them from overseeing markets to strengthening our domestic market maintenance.

-

Revenue from equipment and accessories increased by RMB1.6 million ($0.2 million) or 10.2%. For the six months ended December 31, 2025, the increase was primarily driven by a RMB4.1 million growth contributed by offshore oilfield operations, as well as revenues of about RMB1.2 million from new onshore oilfield customers. This increase offset some of the RMB3.7 million revenue decline due to reduced business from some occasional orders we achieved in the compared period.

-

Revenue from oilfield environmental protection services increased by RMB2.8 million ($0.4 million), or 101.3%. This growth was primarily driven by the increase of settlement prices of some wastewater treatment clients.

-

Revenue from platform outsourcing services decreased by RMB2.7 million ($0.4 million) or 100%. FGS’s operations were materially and adversely affected by strategic shifts in its major clients’ business decisions to terminate online cooperation of third-party companies and unfavorable changes in domestic industry policies. Consequently, FGS’s revenue and active business activities declined precipitously, resulting in zero revenue for the six months ended December 31, 2025.

Cost of revenue

Cost of revenues increased from RMB28.7 million ($4.1 million) for the six months ended December 31, 2024 to RMB56.6 million ($8.1 million) for the same period in 2025.

-

For the six months ended December 31, 2024 and 2025, cost of revenue from automation product and software was approximately RMB12.4 million and RMB40.7 million ($5.8 million), respectively, representing an increase of approximately RMB28.3 million ($4.0 million) or 228.6%. The increase in cost of revenue from automation product and software was primarily attributable to increased revenue of automation products and software.

-

For the six months ended December 31, 2024 and 2025, cost of revenue from equipment and accessories was approximately RMB11.2 million and RMB13.2 million ($1.9 million), respectively, representing an increase of approximately RMB2.0 million ($0.3 million) or 18.0%. The increase in costs of revenue was primarily driven by expanded business activity, mirroring the same factor behind the growth in revenue.

-

For the six months ended December 31, 2024 and 2025, cost of revenue from oilfield environmental protection was approximately RMB4.8 million and RMB2.7 million ($0.4 million), respectively, representing a decrease of approximately RMB2.1 million ($0.3 million) or 43.7%. While actively pursuing new business opportunities in a constrained market, the Company undertook testing projects. Given their high uncertainty, equipment costs for these projects were fully costing upon purchase in the prior period, resulting in lower costs in the current period compared to the prior period.

-	For the six months ended December 31, 2024 and 2025, the reason for the decrease is consistent with that of the revenue decline.

Gross profit

Gross profit increased to RMB28.5 million ($4.1 million) for the six months ended December 31,2025 from RMB13.4 million ($1.9 million) for the same period in 2024. Our gross profit as a percentage of revenue increased to 33.5% for the six months ended December 31, 2025 from 31.7% for the same period in 2024.

-

For the six months ended December 31, 2024 and 2025, gross profit from automation products and software was approximately RMB8.5 million and RMB21.6 million ($3.1 million), respectively. This represents an increase of approximately RMB13.1 million ($1.9 million), or 152.8%, primarily driven by the Company’s overseas oilfield projects. However, the overall gross margin declined during the period due to a higher proportion of hardware revenue, which carries a lower gross margin.

-

For the six months ended December 31, 2024 and 2025, gross profit from equipment and accessories was approximately RMB4.5 million and RMB4.1 million ($0.6 million), respectively, representing a decrease of approximately RMB0.4 million ($0.1 million) or 8.8%. The gross margin for automation equipment and accessories has remained relatively stable in this period.

-

For the six months ended December 31, 2024 and 2025, gross profit from oilfield environmental protection services was approximately negative RMB2.1 million and RMB2.7 million ($0.4 million), respectively, representing an increase of

RMB4.9 million ($0.7 million), or 229.1%. The higher costs in the prior period were primarily due to testing projects conducted in 2024, for which equipment costs were fully expensed upon purchase.

-

For the six months ended December 31, 2024 and 2025, gross profit from platform outsourcing services was approximately RMB2.4 million and nil, respectively, representing a decrease of approximately RMB2.4 million ($0.3 million), or 100%, primarily due to the suspension of operations.

Operating expenses

Selling expenses decreased by 16.2%, or RMB0.9 million ($0.1 million), from RMB5.2 million for the six months ended December 31, 2024 to RMB4.3 million ($0.6 million) in the same period of 2025.

General and administrative expenses increased by 19.3%, or RMB4.6 million ($0.7 million), from RMB24.0 million for the six months ended December 31, 2024 to RMB28.7 million ($4.1 million) in the same period of 2025.

The Company also recorded allowance for credit losses of RMB0.9 million for the six months ended December 31, 2024 as compared to net recovery of credit losses of RMB0.02 million ($0.003 million) for the same period in 2025.

Research and development expenses decreased by 22.1%, or RMB2.2 million ($0.3 million) from RMB10.2 million for the six months ended December 31, 2024 to RMB7.9 million ($1.1 million) for the same period of 2025.

Loss from operations

Loss from operations was RMB12.4 million ($1.8 million) for the six months ended December 31, 2025, compared to a loss of RMB26.9 million for the same period of 2024. This RMB14.5 million ($2.1 million) decrease in operating losses was mainly driven by higher operating gross profit, as previously discussed.

Change in fair value of warrant liability

The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Change in fair value changes of warrant liability was negative RMB10,327 and RMB584.0 ($84.0) for the six months ended December 31, 2024 and 2025, respectively. The primary reason for the decrease in the fair value loss of the warrant liability was the change in the fair value assessment price.

Interest income

Net interest income was RMB6.4 million ($0.9 million) for the six months ended December 31, 2025, compared to net interest income of RMB6.6 million for the same period of 2024. Interest income remained relatively stable.

Other expenses, net.

Other net expenses amounted to RMB1.2 million ($0.2 million) for the six months ended December 31, 2025, compared to RMB0.4 million for the same period in 2024, representing an increase of RMB0.8 million ($0.1 million). The increase was primarily due to the closure of Qinghai BHD and the disposal of 51% equity interest in MSJ, which together resulted in a total loss on equity shares investments of RMB1.1 million.

Net loss

As a result of the factors described above, net loss was RMB7.2 million ($1.0 million) for the six months ended December 31, 2025, a decrease of RMB13.5 million ($1.9 million) from net loss of RMB20.7 million for the same period of 2024.

Cash and short-term investment

As of December 31, 2025, we had cash in the amount of approximately RMB75.1 million ($10.7 million).As of June 30, 2025, we had cash in the amount of approximately RMB98.9 million ($14.1 million) and short-term investment in bank fixed income product of approximately RMB3.6 million ($0.5 million).

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statemen ts are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of June 30,	As of December 31,	As of December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	¥98,874,577	¥75,084,982	$10,737,010
Restricted cash	8,204	8,204	1,173
Short-term investments	3,599,211	—	—
Notes receivable	—	178,200	25,482
Accounts receivable, net	35,852,484	77,585,955	11,094,644
Inventories, net	1,344,588	654,915	93,652
Other receivables, net	3,760,881	6,252,762	894,133
Other receivables - related parties	67,976	67,976	9,720
Loans to third parties	141,564,073	145,778,591	20,846,061
Purchase advances, net	14,619,556	13,460,083	1,924,766
Contract costs, net	53,547,408	26,519,752	3,792,274
Prepaid expenses	389,216	36,773	5,258
Deferred offering cost	2,529,724	—	—
Total current assets	356,157,898	345,628,193	49,424,173

Property and equipment, net	19,986,635	18,511,089	2,647,051
Construction in progress	12,000,900	40,370,158	5,772,856
Investment in unconsolidated entity, net	—	1,474,974	210,918
Long-term loan to third parties	118,500,000	119,475,040	17,084,703
Operating lease right-of-use assets, net (including RMB696,851 and RMB119,411 ($17,075) from related parties as of June 30, 2025 and December 31, 2025, respectively)	18,975,692	17,537,008	2,507,759
Total Assets	¥525,621,125	¥542,996,462	$77,647,460

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥11,582,336	¥15,585,806	$2,228,741
Accounts payable	19,398,669	37,422,742	5,351,381
Other payables	6,154,889	5,148,841	736,274
Other payable- related parties	2,927,377	1,290,556	184,547
Contract liabilities	4,719,255	1,273,179	182,062
Contract liabilities- related parties	—	400,000	57,199
Accrued payroll and employees’ welfare	3,212,227	5,813,397	831,305
Taxes payable	795,629	2,855,083	408,271
Short-term borrowings - related parties	10,017,250	10,018,208	1,432,585
Operating lease liabilities - current (including RMB355,601 and RMB119,411 ($17,075) from related parties as of June 30, 2025 and December 31, 2025, respectively)	1,761,231	1,759,435	251,596
Warrant liability - current	—	98	14
Total Current Liabilities	60,568,863	81,567,345	11,663,975

Operating lease liabilities - non-current (including nil and nil from related parties as of June 30, 2025 and December 31, 2025, respectively)	1,081,827	363,277	51,948
Long-term borrowings - related party	10,000,000	10,000,000	1,429,981
Warrant liability - non-current	688	—	—
Total Liabilities	¥71,651,378	¥91,930,622	$13,145,904

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares, $0.0001 US dollar par value, 500,000,000 shares authorized; 10,627,426 shares and 10,627,426 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively	101,548	101,548	14,521
Class B Ordinary Shares, $0.0001 US dollar par value, 80,000,000 shares authorized; 20,000,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively	14,038	14,038	2,007
Additional paid-in capital	692,569,747	698,913,255	99,943,266
Statutory reserve	4,148,929	4,148,929	593,289
Accumulated deficit	(262,900,639)	(268,723,654)	(38,426,971)
Accumulated other comprehensive income	33,493,895	29,922,499	4,278,860
Total Recon Technology, Ltd’ equity	467,427,518	464,376,615	66,404,972
Non-controlling interests	(13,457,771)	(13,310,775)	(1,903,416)
Total shareholders’ equity	453,969,747	451,065,840	64,501,556
Total Liabilities and Shareholders’ Equity	¥525,621,125	¥542,996,462	$77,647,460

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended
	December 31,
	2024	2025	2025
	RMB	RMB	USD

Revenue	42,069,270	85,048,921	12,161,834
Cost of revenue	28,714,468	56,571,163	8,089,569
Gross profit	13,354,802	28,477,758	4,072,265

Selling and distribution expenses	5,177,944	4,340,014	620,614
General and administrative expenses	24,038,744	28,677,355	4,100,807
Allowance for (Reversal of) credit losses	870,714	(18,355)	(2,625)
Research and development expenses	10,167,182	7,921,405	1,132,746
Operating expenses	40,254,584	40,920,419	5,851,542

Loss from operations	(26,899,782)	(12,442,661)	(1,779,277)

Other income (expenses)
Subsidy income	21,045	23,606	3,376
Interest income	7,136,259	6,909,801	988,088
Interest expense	(580,977)	(527,976)	(75,500)
Loss on equity shares investments	—	(1,102,361)	(157,636)
Gain (loss) in fair value changes of warrants liability	(10,327)	584	84
Foreign exchange transaction loss	(313,263)	(8,718)	(1,247)
Other expenses	(80,945)	(75,885)	(10,851)
Other income, net	6,171,792	5,219,051	746,314
Loss before income tax	(20,727,990)	(7,223,610)	(1,032,963)
Income tax expenses (benefits)	1,609	(1,609)	(230)
Net loss	(20,729,599)	(7,222,001)	(1,032,733)

Less: Net loss attributable to non-controlling interests	(141,270)	(1,398,986)	(200,052)
Net loss attributable to Recon Technology, Ltd	¥(20,588,329)	¥(5,823,015)	$(832,681)

Comprehensive income (loss)
Net loss	(20,729,599)	(7,222,001)	(1,032,733)
Foreign currency translation adjustment	1,207,501	(3,571,396)	(510,703)
Comprehensive loss	(19,522,098)	(10,793,397)	(1,543,436)
Less: Comprehensive loss attributable to non- controlling interests	(141,270)	(1,398,986)	(200,052)
Comprehensive loss attributable to Recon Technology, Ltd	¥(19,380,828)	¥(9,394,411)	$(1,343,384)

Loss per share - basic and diluted	¥(2.29)	¥(0.61)	$(0.09)

Weighted - average shares -basic and diluted	8,978,328	9,475,344	9,475,344

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	US Dollars
Cash flows from operating activities:
Net loss	¥(20,729,599)	¥(7,222,001)	$(1,032,733)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,724,066	1,438,445	205,695
Loss from disposal of equipment	9,607	314	45
Gain (loss) in fair value changes of warrants liability	10,327	(584)	(84)
Allowance (Reversal of) for credit losses	870,714	(18,355)	(2,625)
Allowance (Reversal of) for slow moving inventories	(523,228)	267,498	38,252
Amortization of right-of-use assets	1,532,232	1,438,684	205,729
Restricted shares issued for management and employees	5,353,151	6,343,508	907,110
Loss on equity shares investments	—	1,102,361	157,636
Cash position changes due to the decrease of ownership interest	—	(32,811)	(4,692)
Accrued interest income from loans to third parties	(6,779,697)	(6,027,268)	(861,888)
Expensing of deferred financing costs	—	2,529,724	361,746
Changes in operating assets and liabilities:
Notes receivable	(1,864,913)	(178,200)	(25,482)
Accounts receivable	(3,348,819)	(43,275,450)	(6,188,307)
Inventories	(718,490)	244,960	35,029
Other receivables	(358,057)	(2,454,191)	(350,945)
Other receivables-related parties	(4,000)	—	—
Purchase advances	81,256	784,301	112,154
Contract costs	8,057,774	28,736,194	4,109,221
Prepaid expense	(295,291)	352,443	50,399
Operating lease liabilities	(1,039,360)	(720,346)	(103,008)
Accounts payable	3,913,353	4,241,036	606,460
Other payables	(1,194,817)	(939,715)	(134,377)
Other payables-related parties	(511,754)	(1,636,821)	(234,062)
Contract liabilities	2,277,655	(3,446,076)	(492,782)
Contract liabilities-related parties	—	400,000	57,198
Accrued payroll and employees’ welfare	179,209	2,601,170	371,962
Taxes payable	691,901	2,008,157	287,163
Net cash used in operating activities	(12,666,780)	(13,463,023)	(1,925,186)

Cash flows from investing activities:
Investment in unconsolidated entity	—	(350,000)	(50,049)
Purchases of property and equipment	(455,380)	(227,699)	(32,561)
Proceeds from disposal of equipment	—	3,580	512
Collection of loans to third parties	2,904,352	1,681,400	240,437
Payments made for loans to third parties	(36,897,900)	(3,200,000)	(457,594)
Payments and prepayments for construction in progress	(5,337,873)	(14,586,221)	(2,085,802)
Redemption of short-term investments	88,892,092	3,496,550	500,000
Net cash generated by (used in) investing activities	49,105,291	(13,182,390)	(1,885,057)

Cash flows from financing activities:
Proceeds from short-term bank loans	—	4,000,000	571,992
Repayments of short-term bank loans	(843,487)	—	—
Deferred offering costs	(810,082)	—	—
Capital contribution by controlling shareholders	10,000	—	—
Net cash generated by (used in) financing activities	(1,643,569)	4,000,000	571,992

Effect of exchange rate fluctuation on cash and restricted cash	(343,038)	(1,144,182)	(163,616)

Net increase (decrease) in cash and restricted cash	34,451,904	(23,789,595)	(3,401,867)
Cash and restricted cash at beginning of period	110,840,610	98,882,781	14,140,050
Cash and restricted cash at end of period	¥145,292,514	¥75,093,186	$10,738,183

Supplemental cash flow information
Cash paid during the period for interest	¥518,086	¥518,417	$74,133
Cash paid during the period for taxes	¥1,363,403	¥—	—

Reconciliation of cash and restricted cash, beginning of period
Cash	¥109,991,674	¥98,033,845	$14,018,654
Restricted cash	848,936	848,936	121,396
Cash and restricted cash, beginning of period	¥110,840,610	¥98,882,781	$14,140,050

Reconciliation of cash and restricted cash, end of period
Cash	¥145,284,391	¥75,084,982	$10,737,010
Restricted cash	8,123	8,204	1,173
Cash and restricted cash, end of period	¥145,292,514	¥75,093,186	$10,738,183

Non-cash investing and financing activities
Payable for construction in progress	—	13,783,037	1,970,948
Investment in unconsolidated entity resulting from transfer out of control	—	1,124,974	160,869

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.